  Exhibit 21

Subsidiaries of AGL Resources Inc. (1)

Following is a listing of the significant subsidiaries as of December 31, 2011

Name of Subsidiary	State of Incorporation
AGL Capital Corporation	Nevada
Atlanta Gas Light Company	Georgia
Birdsall, Inc.	Florida
Georgia Natural Gas Company	Georgia
SouthStar Energy Services LLC (2)	Delaware
Northern Illinois Gas Company (3)	Illinois
Pivotal Utility Holdings, Inc. (4)	New Jersey
Virginia Natural Gas, Inc.	Virginia

(1)	The names of certain subsidiaries have not been included because, considered in the aggregate as a single subsidiary, they would not constitute a significant subsidiary.
(2)	85% owned by Georgia Natural Gas Company.
(3)	Doing business as Nicor Gas Company
(4)	Includes operations of three natural gas utilities: Elizabethtown Gas (New Jersey), Florida City Gas (Florida) and Elkton Gas (Maryland).